Exhibit 99.1

ODDITY TECH REPORTS RECORD THIRD QUARTER RESULTS, RAISES OUTLOOK

•	Record third quarter net revenue of $119 million, up 26% year-over-year

•	Record third quarter adjusted EBITDA of $25 million

•	Record third quarter net income of $18 million, up 362% year-over-year, and record third quarter adjusted net income of $20 million, up 53% year-over-year

•	Record nine-month net revenue of $523 million, up 27% year-over-year

•	Record nine-month adjusted EBITDA of $135 million

•	Record nine-month net operating cash flow of $122 million and free cash flow of $119 million

NEW YORK, Nov 6, 2024 -- ODDITY Tech Ltd. (NASDAQ: ODD) today announced its financial results for the third quarter ended September 30, 2024.

“The beauty industry is transforming, and we believe ODDITY is leading this transformation,” said Oran Holtzman, ODDITY co-founder and CEO. “Our outstanding third quarter results demonstrate once again how our investments in the two most important vectors of industry growth – consumer demand for online and for high performance products – are driving outsized, profitable growth, market share gains, and powerful cash flows.”

“The strength and resilience of our direct-to-consumer model is on full display in this market backdrop, where some of our competitors are experiencing slowing sales, weaker foot traffic, and excess inventory conditions. In contrast, we are consistently delivering strong, profitable growth across brands, products, and categories in every environment,” Holtzman continued. “We have massive engagement with our users on a daily basis, directly, with no intermediaries. We have the data to predict which consumers are in the market to buy and which products they are likely seeking. That direct interaction drives high consumer satisfaction and enables us to have greater predictability in our business. Accordingly, we exceeded our revenue and EBITDA objectives again this quarter, just as we have done in the past six quarters since we took the company public, and I remain very bullish on our business.”

ODDITY achieved key objectives during the third quarter and the first nine months of the year:

•	Exceeding financial guidance for the third quarter ended September 30, 2024 across every metric and raising the full year 2024 outlook.

•	High, profitable growth at both IL MAKIAGE and SpoiledChild brands across markets and products.

•	Great progress in developing brands 3 and 4 to disrupt additional large beauty and wellness categories.

•	Continued development and expansion of the ODDITY LABS molecule discovery platform.

•	Delivering $96 million of net income and $135 million of adjusted EBITDA in the first nine months of 2024.

•	Generating $119 million of free cash flow in the first nine months of 2024.

•	A strong balance sheet position including $248 million of cash, cash equivalents, and investments, with zero outstanding debt, as of September 30, 2024.

•	Repurchasing 1 million shares for $37 million during the third quarter, with a total buyback of $47 million in the first nine months of 2024. $103 million remains on the $150 million buyback authorization.

“We are pleased with our financial results for the third quarter, which beat our guidance across revenue, gross margin, adjusted EBITDA, and adjusted diluted EPS,” said Lindsay Drucker Mann, ODDITY Global CFO. “Our excellent Q324 and year-to-date results, combined with a strong start to Q4 and our sustained high repeat rates allow us to once again raise our full year 2024 financial outlook across all metrics.”

Third Quarter Fiscal 2024 Financial Highlights1:

Results for the third quarter ended September 30, 2024 are presented below in comparison to the same period in the prior year:

•	Net revenue was $119 million compared to $94 million in the third quarter of 2023, representing a 26% year-over-year increase.

•	Gross profit was $83 million compared to $66 million in the third quarter of 2023, representing a 25% year-over-year increase. Gross margin was 69.9% decreasing by 35 bps compared to gross margin of 70.3% in the third quarter of 2023.

•	Net income was $18 million compared to $3.8 million in the third quarter of 2023. Net income margin was 14.9% compared to 4.1% in the third quarter of 2023.

•	Adjusted net income was $20 million compared to $13 million in the third quarter of 2023, representing a 53% year-over-year increase. Adjusted net income margin was 16.7% compared to 13.8% in the third quarter of 2023.

•	Adjusted EBITDA was $25 million compared to $21 million in the third quarter of 2023, representing a 20% increase. Adjusted EBITDA margin was 20.9%, decreasing by 112 bps compared to adjusted EBITDA margin of 22.0% in the third quarter of 2023.

•	Diluted EPS were $0.29 for the third quarter of 2024 compared to $0.06 in the third quarter of 2023. Adjusted diluted EPS were $0.32 for the third quarter of 2024 compared to $0.21 in the third quarter of 2023.

•	Cash and cash equivalents, restricted cash, short-term deposits and marketable securities were $248 million, with no outstanding debt as of September 30, 2024.

The table below sets forth our actual results for the three months ended September 30, 2024 and the low and high end of our guidance range regarding our results for the third quarter of 2024 as issued on August 7, 2024.

	Three months ended September 30, 2024
	Actual Results	Guidance Low End	Guidance High End
Net Revenue	$119 million	$115 million	$117 million
Gross Margin	69.9%	68.0%	68.0%
Adjusted EBITDA	$25 million	$21 million	$23 million
Adjusted Diluted EPS	$0.32	$0.21	$0.23

Financial Outlook

ODDITY expects to deliver 2024 financials ahead of its long-term growth algorithm of 20%-plus revenue growth and 20%-plus adjusted EBITDA margin. ODDITY’s Q424 outlook reflects the delayed timing of investments in future growth initiatives, which were pushed out of Q3 and into Q4.

ODDITY is raising guidance for the full year ending December 31, 2024:

•	Net revenue between $642 million and $644 million, representing year-over-year growth between 26% and 27%.

•	Gross margin of approximately 71.5%.

•	Adjusted EBITDA between $147 million and $149 million.

•	Adjusted diluted EPS between $1.85 and $1.87. This assumes an effective tax rate of approximately 21.5% and average fully diluted shares of approximately 63 million.

	Current FY2024 Outlook	Prior FY2024 Outlook
Net Revenue	$642-644 million	$633-640 million
Gross Margin	71.5%	71.0%
Adjusted EBITDA	$147-149 million	$142-146 million
Adjusted Diluted EPS	$1.85-1.87	$1.71-1.76

1 Throughout this press release results greater than $10 million have been rounded to the nearest million.

ODDITY is providing the following guidance for the fourth quarter ending December 31, 2024:

•	Net revenue between $118 million and $120 million, representing year-over-year growth between 22% and 24%.

•	Gross margin of approximately 68.0%.

•	Adjusted EBITDA between $12 million and $14 million.

•	Adjusted diluted EPS between $0.11 and $0.13. This assumes an effective tax rate of approximately 30.0% and average fully diluted shares of approximately 64.0 million.

Q4 2024 Outlook
Net Revenue	$118-120 million
Gross Margin	68.0%
Adjusted EBITDA	$12-14 million
Adjusted Diluted EPS	$0.11-0.13

Adjusted EBITDA, Adjusted EBITDA margin, Adjusted net income, Adjusted net income margin, Adjusted diluted EPS and Free cash flow are non-GAAP financial measures. Please see the sections titled “Non GAAP Financial Measures” and “Reconciliations of GAAP to Non-GAAP Measures” below for more information regarding ODDITY’s use of non-GAAP financial measures and reconciliations to the most directly comparable GAAP measures. ODDITY has not provided a quantitative reconciliation of its Adjusted EBITDA and Adjusted diluted EPS outlook to the corresponding net income and diluted EPS GAAP measures, because the quantification of certain items included in the calculation of GAAP net income and GAAP diluted EPS cannot be calculated or predicted at this time without unreasonable efforts. ODDITY is unable to address the probable significance of the unavailable reconciling items, which could have a potentially unpredictable, and potentially significant, impact on its future GAAP financial results.

The financial outlook figures presented above are forward-looking statements that are subject to a variety of assumptions and estimates. Actual results may differ materially from ODDITY’s financial outlook as a result of, among other things, the factors described under “Forward-Looking Statements” below.

Conference Call Details:

A conference call to discuss ODDITY’s Q3 2024 financial and business results and outlook is scheduled for tomorrow, November 7, 2024, at 8:30 a.m. ET. To participate, please dial 1-800-717-1738 (US) or 1-646-307-1865 (international) and the conference ID is 24334. A webcast of the call will be accessible on the Investors section of ODDITY’s website at https://investors.oddity.com. A recording will be available shortly after the conclusion of the call. To access the replay, please dial 1-844-512-2921 or 1-412-317-6671 (international). An archive of the webcast will be available on the Investors section of ODDITY’s website.

Non-GAAP Financial Measures:

In addition to the GAAP financial measures set forth in this press release, ODDITY has included the following non-GAAP financial measures: Adjusted EBITDA, Adjusted EBITDA margin, Adjusted net income, Adjusted net income margin, Adjusted diluted EPS and Free cash flow. ODDITY believes these non-GAAP financial measures provide useful supplemental information to management and investors to help evaluate ODDITY’s business, measure its performance, identify trends, prepare financial projections and make business decisions.

ODDITY defines “Adjusted EBITDA” as net income before financial expenses (income), net, taxes on income, and depreciation and amortization as further adjusted to exclude share-based compensation expense and non-recurring items. “Adjusted EBITDA margin” is defined as Adjusted EBITDA divided by net revenue. ODDITY believes Adjusted EBITDA and Adjusted EBITDA margin are useful for financial and operational decision-making and as a means to evaluate period-to-period comparisons. By excluding certain items that may not be indicative of its recurring core operating results, ODDITY believes that Adjusted EBITDA and Adjusted EBITDA margin provide meaningful supplemental information regarding its performance. In addition, Adjusted EBITDA and Adjusted EBITDA margin are widely used by investors and securities analysts to measure a company’s operating performance without regard to items such as depreciation and amortization, interest expense, and interest income, which can vary substantially from company to company depending on their financing and capital structures and the method by which their assets were acquired.

ODDITY defines “Adjusted net income” as net income adjusted for the impact of share-based compensation, non-recurring items and the tax effect of non-GAAP adjustments and “Adjusted net income margin” as Adjusted net income divided by net revenue. In addition, ODDITY defines “Adjusted diluted earnings per share” as Adjusted net income divided by diluted shares outstanding. ODDITY believes the presentations of Adjusted net income, Adjusted net income margin, and Adjusted diluted earnings per share are useful because they are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Further, ODDITY believes these measures are helpful in highlighting trends in our operating results, because they exclude the impact of items that are outside the control of management or not reflective of our ongoing operations and performance.

ODDITY defines “Free cash flow” as net cash provided by operating activities less purchase of property, plant and equipment.

ODDITY’s non-GAAP financial measures should be considered in addition to, not as a substitute for or in isolation from, its financial results prepared in accordance with U.S. GAAP. Other companies, including companies in our industry, may calculate these measures differently or not at all, which reduces their usefulness as comparative measures.

Reconciliations of non-GAAP financial measures to the most directly comparable GAAP measures are included with the financial tables at the end of this release under the heading “Reconciliations of GAAP to Non-GAAP Measures.”

Forward-Looking Statements:

Certain statements in this press release may constitute “forward-looking” statements and information, within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “potential,” “predict,” “project,” “shall,” “should,” “target,” “will,” “seek,” or similar words. The absence of these words does not mean that a statement is not forward-looking. These forward-looking statements address various matters, including ODDITY’s business strategy, market opportunity, ability to deliver superior products and experiences, potential long-term success and ODDITY’s outlook for the fourth quarter 2024 and the full year ending December 31, 2024.These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: our ability to maintain the value of our brands; our ability to anticipate and respond to market trends and changes in consumer preferences; our ability to attract new customers, retain existing customers and maintain or increase sales to those customers; our ability to maintain a strong base of engaged customers and content creators; the loss of suppliers or shortages or disruptions in the supply of raw materials or finished products; our ability to accurately forecast customer demand, manage our inventory, and plan for future expenses; our future rate of growth; competition; the fluctuating cost of raw materials; the illegal distribution and sale by third parties of counterfeit versions of our products or the unauthorized diversion by third parties of our products; changes in, or disruptions to, our shipping arrangements; our ability to manage our growth effectively; a general economic downturn or sudden disruption in business conditions; our ability to successfully introduce and effectively market new brands, or develop and introduce new, innovative, and updated products; foreign currency fluctuations; product returns; our ability to execute on our business strategy; our ability to maintain a high level of customer satisfaction; our ability to comply with and adapt to changes in laws and regulatory requirements applicable to our business, including with respect to regulation of the internet and e-commerce, evolving AI-technology related laws, tax laws, the anti-corruption, trade compliance, anti-money laundering, and terror finance and economic sanctions laws and regulations, consumer protection laws, and data privacy and security laws; failure of our products to comply with quality standards and risks related to product liability claims; trade restrictions; existing and potential tariffs; any data breach or other security incident of our information technology systems, or those of our third-party service providers or cyberattacks; risks related to online transactions and payment methods; any failure to obtain, maintain, protect, defend, or enforce our intellectual property rights; conditions in Israel and the Middle East generally, including as a result of geopolitical conflict; the concentration of our voting power as a result of our dual class structure; our status as a foreign private issuer; and other risk factors set forth in the section titled “Risk Factors” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 6, 2024, and other documents filed with or furnished to the SEC. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements.

About ODDITY:

ODDITY is a consumer tech company that builds and scales digital-first brands to disrupt the offline-dominated beauty and wellness industries. The company serves approximately 50 million users with its AI-driven online platform, deploying data science to identify consumer needs, and developing solutions in the form of beauty and wellness products. ODDITY owns IL MAKIAGE and SpoiledChild. The company operates with business headquarters in New York City, an R&D center in Tel Aviv, Israel, and a biotechnology lab in Boston.

Contacts:

Press:

Michael Braun

michaelb@oddity.com

Investor:

investors@oddity.com

ODDITY TECH LTD.

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollar in thousands (except per share data)

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023

	Unaudited

Net revenue	$118,998	$94,474	$523,400	$411,439

Cost of revenue	35,766	28,060	144,965	120,695

Gross profit	83,232	66,414	378,435	290,744

Selling, general and administrative	63,698	60,102	266,878	222,878

Operating income	19,534	6,312	111,557	67,866

Financial income, net	(3,052)	(2,146)	(9,677)	(2,883)

Income before taxes on income	22,586	8,458	121,234	70,749

Taxes on income	4,867	4,624	25,041	17,328

Net income	$17,719	$3,834	$96,193	$53,421

Weighted-average number of shares - basic	57,683	56,446	57,647	54,918

Weighted-average number of shares - diluted	61,751	61,397	62,138	58,278

Basic earnings per share	$0.31	$0.07	$1.67	$0.97

Diluted earnings per share	$0.29	$0.06	$1.55	$0.92

ODDITY TECH LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollar in thousands

	September 30,	December 31,
	2024	2023
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$85,949	$36,538
Short-term deposits	57,189	78,000
Marketable securities	4,499	1,108
Trade receivables	10,847	9,916
Inventories	89,513	84,106
Prepaid expenses and other current assets	12,059	14,144

Total current assets	260,056	223,812

LONG-TERM ASSETS:
Marketable securities	100,462	50,507
Property, plant and equipment, net	9,670	9,245
Deferred tax asset, net	7,586	3,924
Intangible assets, net	35,681	36,001
Goodwill	64,904	64,904
Operating lease right-of-use assets	24,390	13,557
Other assets	3,040	2,956

Total long-term assets	245,733	181,094

Total assets	$505,789	$404,906

ODDITY TECH LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollar in thousands

	September 30,	December 31,
	2024	2023
	(Unaudited)	(Audited)
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$62,177	$56,185
Other accounts payable and accrued expenses	56,527	49,325
Operating lease liabilities, current	6,728	3,802

Total current liabilities	125,432	109,312

LONG-TERM LIABILITIES:
Operating lease liabilities, non-current	16,481	8,712
Other long-term liabilities	3,832	3,775

Total liabilities	145,745	121,799

SHAREHOLDERS' EQUITY:
Class A Ordinary shares	15	14
Class B Ordinary shares	3	3
Additional paid-in capital	158,889	178,910
Accumulated other comprehensive income	3,166	2,402
Retained earnings	197,971	101,778

Total shareholders' equity	360,044	283,107

Total liabilities and shareholders' equity	$505,789	$404,906

ODDITY TECH LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,
	2024	2023

	(Unaudited)
Cash flows from operating activities:
Net income	$96,193	$53,421
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7,164	6,234
Share-based compensation	16,562	16,604
Accretion of discount of marketable securities	(3,683)	-
Deferred income taxes	(3,293)	(58)
Increase in trade receivables	(931)	(395)
Decrease (increase) in prepaid expenses and other receivables	461	(3,024)
(Increase) decrease in inventories	(5,407)	254
Increase (decrease) in trade payables	6,039	(3,048)
Increase in other accounts payable and accrued expenses	8,468	9,616
Change in operating lease right-of-use assets	3,962	3,470
Change in operating lease liability	(4,100)	(3,861)
Other	164	337

Net cash provided by operating activities	121,599	79,550

Cash flows from investing activities:
Purchase of property, plant and equipment	(2,398)	(1,582)
Capitalization of software development costs	(3,417)	(2,440)
Investment in marketable securities	(49,472)	-
Maturities of (investments in) short-term deposits	20,811	(80,000)
Cash paid in conjunction with acquisition, net of cash acquired	-	(23,173)
Other investing activities	(590)	(1,879)

Net cash used in investing activities	(35,066)	(109,074)

Cash flows from financing activities:
Proceeds from initial public offering, net of issuance costs	-	55,410
Repurchase of Class A Ordinary shares	(47,283)	-
Proceeds from exercise of options	9,641	1,671
Repayment of loans and borrowings	-	(4,313)
Other financing activities	(1,629)	-

Net cash (used in) provided by financing activities	(39,271)	52,768

Effect of exchange rate fluctuations on cash and cash equivalents	55	(259)

Net increase in cash, cash equivalents and restricted cash	47,317	22,985
Cash, cash equivalents and restricted cash at the beginning of the period	38,766	43,114

Cash, cash equivalents and restricted cash at the end of the period	$86,083	$66,099

ODDITY TECH LTD.

RECONCILLIATION OF GAAP TO NON-GAAP FINANCIAL INFORMATION

U.S. dollars in thousands

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023

	(Unaudited)		(Unaudited)
Reconciliation of Net Income and Adjusted EBITDA
Net Income	$17,719	$3,834	$96,193	$53,421
Financial income, net	(3,052)	(2,146)	(9,677)	(2,883)
Taxes on Income	4,867	4,624	25,041	17,328
Depreciation and amortization	2,566	2,234	7,164	6,234
Share-based compensation	2,741	12,234	16,562	16,604
Non-recurring adjustments	-	-	-	300
Adjusted EBITDA	$24,841	$20,780	$135,283	$91,004

Reconciliation of Net Income and Adjusted Net Income
Net Income	$17,719	$3,834	$96,193	$53,421
Share-based compensation	2,741	12,234	16,562	16,604
Non-recurring adjustments	-	-	-	300
Tax impact	(595)	(3,058)	(3,421)	(4,012)
Adjusted Net Income	$19,865	$13,010	$109,334	$66,313

Diluted earnings per share	$0.29	$0.06	$1.55	$0.92
Adjusted diluted earnings per share	$0.32	$0.21	$1.76	$1.14

ODDITY TECH LTD.

SUPPLEMENTAL FINANCIAL INFORMATION

U.S. dollars in thousands

Reconciliation of net cash provided by operating activities to free cash flow

	Nine Months Ended September 30,
	2024	2023
	(Unaudited)	(Unaudited)
Net operating cash flow	$121,599	$79,550
Purchase of property and equipment	(2,398)	(1,582)
Free cash flow	$119,201	$77,968

Cash, Cash equivalents, and Investments

	September 30,	December 31,
	2024	2023
	(Unaudited)	(Audited)
Cash and Cash equivalents	$85,949	$36,538
Short-term deposits and restricted cash	57,323	80,228
Marketable securities	104,961	51,615
Total Cash and Investments	$248,233	$168,381

Net revenue by sales channel

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023

	(Unaudited)		(Unaudited)
Online direct-to-consumer	$110,186	$87,439	$495,236	$387,253
Percent of net revenue	93%	93%	95%	94%

Other (Israel retail, marketing affiliates)	$8,812	$7,035	$28,164	$24,186
Percent of net revenue	7%	7%	5%	6%
Net Revenue	$118,998	$94,474	$523,400	$411,439

Note: ODDITY does not sell to resellers or distributors. Online direct-to-consumer revenues are generated directly by ODDITY through its online platform only (i.e. ILMAKIAGE.com and SpoiledChild.com).All revenue in Israel, including revenue generated in stores, online, and from beauty academies, is included in Other.